Exhibit 99.3

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

Friday, 29 April 2016, starting at 14:00 hrs. CET

Auditorium, ASML Building 7

De Run 6665, Veldhoven

The Netherlands

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

Agenda

1.	Opening	Non-Voting

2.	Overview of the Company’s business, financial situation and sustainability	Non-Voting

3.	Discussion of the implementation of the Company’s remuneration policy	Non-Voting

4.	Proposal to adopt the financial statements of the Company for the financial year 2015, as prepared in accordance with Dutch law	Voting item

5.	Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2015	Voting item

6.	Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2015	Voting item

7.	Clarification of the Company’s reserves and dividend policy	Non-Voting

8.	Proposal to adopt a dividend of EUR 1.05 per ordinary share	Voting item

9.	Proposal to approve the number of shares for the Board of Management	Voting item

10.	Proposal to approve the number of stock options and/or shares for employees	Voting item

11.	Composition of the Supervisory Board	Non-Voting

12.	Proposal to appoint KPMG as External Auditor for the reporting year 2017	Voting item

13.	Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre- emption rights accruing to shareholders	Voting items

a) Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares (5%)

b) Authorization to restrict or exclude pre-emption rights

c) Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances (5%)

d) Authorization to restrict or exclude pre-emption rights

14.	Proposals to authorize the Board of Management to acquire ordinary shares	Voting items

a) Authorization to repurchase ordinary shares up to 10% of the issued share capital

b) Authorization to repurchase additional ordinary shares up to 10% of the issued share capital

15.	Proposal to cancel ordinary shares	Voting item

16.	Any other business	Non-Voting

17.	Closing	Non-Voting

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2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

Explanatory notes to the Agenda

2.	Overview of the Company’s business, financial situation and sustainability.

This agenda item includes an account of the Company’s business, financial situation and sustainability during the financial year 2015.

3.	Discussion of the implementation of the Company’s remuneration policy.

In accordance with Dutch law, the execution of the remuneration policy in 2015, as outlined in the 2015 Statutory Annual Report and in the 2015 Remuneration Report, will be discussed.

4.	Proposal to adopt the financial statements of the Company for the financial year 2015, as prepared in accordance with Dutch law.

The Company has prepared two sets of financial statements, one based on accounting principles generally accepted in the United States of America (“U.S. GAAP”) and one based on Dutch law and International Financial Reporting Standards (“Statutory Annual Accounts”).

For internal and external reporting purposes, ASML follows U.S. GAAP. U.S. GAAP is ASML’s primary accounting standard. However, the 2015 Statutory Annual Accounts are the annual accounts that are being submitted to the AGM for adoption. Part of the 2015 Statutory Annual Report is a chapter on ASML’s corporate governance structure, including an account of ASML’s compliance with the Dutch Corporate Governance Code.

The 2015 Statutory Annual Report, including the 2015 Statutory Annual Accounts, as prepared in accordance with Dutch law, is published on ASML’s website (www.asml.com/agm2016) and is also available via the Company.

5.	Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2015.

It is proposed to discharge the members of the Board of Management in office in 2015 from all liability in relation to the exercise of their duties in the financial year 2015.

6.	Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2015.

It is proposed to discharge the members of the Supervisory Board in office in 2015 from all liability in relation to the exercise of their duties in the financial year 2015.

7.	Clarification of the Company’s reserves and dividend policy.

The Board of Management will give an explanation of the Company’s reserves and dividend policy as outlined in the Company’s 2015 Statutory Annual Report.

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2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

ASML’s liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, while others relate to the uncertainties of the global economy and the semiconductor industry. Since the Company’s cash requirements fluctuate based on the timing and extent of these factors, ASML seeks to ensure that its sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycle, by means of maintaining sufficient cash and cash equivalents as well as the availability of funding through an adequate amount of committed credit facilities.

ASML intends to continue to return excess cash to shareholders through dividends that are stable or growing over time and regular share buybacks or capital repayments. Returning excess cash is subject to our actual and anticipated level of cash generated from operations, the cash requirements for investment in our business, our current share price and other market conditions and relevant factors.

With respect to paying dividends, the next agenda item contains the dividend proposal in respect of the financial year 2015.

On 20 January 2016, ASML announced a new share buyback program, to be executed within the 2016-2017 timeframe. As part of this program, ASML intends to purchase shares up to EUR 1.5 billion, which includes an amount of approximately EUR 500 million remaining from the prior program, announced on 21 January 2015. ASML intends to cancel the shares upon repurchase. This buyback program started on 21 January 2016. The share buyback program will be executed within the limitations of the authority granted by the AGM to the Board of Management on 22 April 2015 and of the authority proposed in agenda item 14 below, as well as in future general meetings of shareholders of ASML.

The current reserves and dividend policy is also aimed at enabling ASML to execute future share buybacks in a tax-efficient way. Although it is ASML’s intention to declare an annual dividend that will be stable or growing over time, the actual payment may vary from year to year and, in certain years, we may not declare a dividend at all. Further, ASML may revise its reserves and dividend policy in the future which may have an impact on dividends.

8.	Proposal to adopt a dividend of EUR 1.05 per ordinary share.

ASML proposes to increase the dividend per ordinary share by 50 percent compared with the previous year, resulting in a dividend in respect of the financial year 2015 of EUR 1.05 per ordinary share (for a total amount of approximately EUR 450 million), compared with a dividend of EUR 0.70 per ordinary share paid in respect of the financial year 2014. The proposed dividend represents 33% of earnings per share in 2015.

The ex-dividend date is 3 May 2016 and the dividend will be made payable on 17 May 2016.

9.	Proposal to approve the number of shares for the Board of Management.

This agenda item concerns the proposal to approve the number of ordinary shares available for the Board of Management. The Company proposes to the AGM to designate the Board of Management as the body authorized to issue the ordinary shares as mentioned below, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 13, and will be requested for the period starting from the AGM held on 29 April 2016 and continuing up until the AGM to be held in 2017.

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2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

The maximum available number of ordinary shares for the Board of Management members that the Company hereby submits for approval to the AGM amounts to 200,000 (two hundred thousand) ordinary shares for the abovementioned period.

For further information on the performance share arrangement for the Board of Management reference is made to the remuneration policy.

10.	Proposal to approve the number of stock options and/or shares for employees.

This agenda item concerns the proposal to approve the number of stock options and/or ordinary shares available for ASML employees other than members of the Board of Management. In this agenda item, the Company also proposes to the AGM to designate the Board of Management as the body authorized to issue the stock options and/or ordinary shares as mentioned below, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 13, and will be requested for the period starting from the AGM of 29 April 2016 and continuing up until the AGM to be held in 2017.

The employee equity based arrangements include plans for ASML employees worldwide and/or senior and executive management other than members of the Board of Management to: (i) purchase stock options and/or ordinary shares; (ii) grant incentive stock options or ordinary shares for retention purposes; (iii) grant performance stock options or performance shares for retention purposes; and (iv) grant incentive or performance shares and/or incentive or performance options to newly hired employees for incentive and other purposes.

The maximum available number of stock options and/or ordinary shares for ASML employees other than Board of Management members that the Company hereby submits for approval to the AGM amounts to 1,475,000 (one million four hundred seventy five thousand) stock options and/or ordinary shares for the abovementioned period.

11.	Composition of the Supervisory Board.

The Chairman of the Supervisory Board, Mr A.P.M. (Arthur) van der Poel, will retire by rotation per the AGM of 29 April 2016. Mr Van der Poel is not available for reappointment, due to the completion of his twelve year term as member of the Supervisory Board.

On 4 February 2016, the Company announced that its Supervisory Board had agreed to appoint Mr G.J. (Gerard) Kleisterlee as its new Chairman, effective upon the closing of the AGM of 29 April 2016.

The Supervisory Board has decided not to propose persons for appointment to the Supervisory Board. Therefore, no vacancy will exist and the Supervisory Board will consist of eight members as of the AGM of 29 April 2016.

Furthermore, the Supervisory Board gives notice of the following persons retiring by rotation in 2017:

•	Mr D.A. (Doug) Grose

•	Ms P.F.M. (Pauline) van der Meer Mohr

•	Ms C.S.M. (Carla) Smits-Nusteling

•	Mr W.H. (Wolfgang) Ziebart

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2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

12.	Proposal to appoint KPMG as External Auditor for the reporting year 2017.

The Supervisory Board, per the recommendation of its Audit Committee, proposes to appoint KPMG Accountants N.V. as external auditor for the reporting year 2017.

13.	Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre - emption rights accruing to shareholders.

This agenda item consists of the following four voting items:

a.	Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares (5%)

It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 29 April 2016 up to and including 29 October 2017) and subject to the approval of the Supervisory Board to issue ordinary shares in the capital of the Company or to grant rights to subscribe for ordinary shares in the capital of the Company. The authorization is limited to a maximum of 5% of ASML’s issued share capital as per 29 April 2016. If this authorization is approved by the AGM, the existing authorization as granted per 22 April 2015 will cease to apply.

b.	Authorization to restrict or exclude pre-emption rights

It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 29 April 2016 up to and including 29 October 2017) and subject to the approval of the Supervisory Board to restrict or exclude pre-emption rights in relation to the issue of ordinary shares or the granting of rights to subscribe for ordinary shares as described under a. Pursuant to the Articles of Association, if less than 50% of the issued capital is represented, this proposal can only be adopted by a majority of at least two-thirds of the votes cast. If 50% or more of the issued capital is represented, a simple majority is sufficient to adopt this proposal. If this authorization is approved by the AGM, the existing authorization as granted per 22 April 2015 will cease to apply.

c.	Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances (5%)

In addition to the authorization referred to under a., it is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 29 April 2016 up to and including 29 October 2017) and subject to the approval of the Supervisory Board to issue ordinary shares in the capital of the Company or to grant rights to subscribe for ordinary shares in the capital of the Company. The authorization is limited to a maximum of 5% of ASML’s issued share capital as per 29 April 2016 and such 5% can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. If this authorization is approved by the AGM, the existing authorization as granted per 22 April 2015 will cease to apply.

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2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

d.	Authorization to restrict or exclude pre-emption rights

It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 29 April 2016 up to and including 29 October 2017) and subject to the approval of the Supervisory Board to restrict or exclude pre-emption rights in relation to the issue of ordinary shares or the granting of rights to subscribe for ordinary shares as described under c. Pursuant to the Articles of Association, if less than 50% of the issued capital is represented, this proposal can only be adopted by a majority of at least two-thirds of the votes cast. If 50% or more of the issued capital is represented, a simple majority is sufficient to adopt this proposal. If this authorization is approved by the AGM, the existing authorization as granted per 22 April 2015 will cease to apply.

This is an annually recurring agenda item because the Board of Management considers it in the interest of the Company and its shareholders to be able to react timely when certain opportunities arise that need the issue of shares. Therefore, the Board of Management would like to have the authority to issue shares when such occasions occur, and to pass the pre-emption rights in situations where it is imperative to be able to act quickly, without having to request prior approval from the Company’s shareholders for which an extraordinary shareholders meeting would have to be convened and which would take valuable time or create disruptive market speculations.

In the past, this agenda item has been used in relation to the issue of convertible bonds because of the short window of opportunity, and in 2012 for example, this item was used in relation to the acquisition of Cymer, Inc. The opportunity to enter into this type of transaction may be limited if ASML needs to request prior approval to issue shares and/or exclude shareholders’ pre-emption rights.

Introduction to agenda items 14 and 15:

ASML aims to have suitable flexibility in the execution of a return of capital to its shareholders. To enable such flexibility, ASML requests the AGM to mandate further share repurchases as well as to further authorize cancellation of ordinary shares to be able to execute share buyback programs, if the Company decides to do so.

The implementation of share buyback programs depends on different factors and shareholders are advised that there is no certainty as to a return of capital, nor is there certainty either as to the timing of a potential execution of a return of capital to shareholders, or as to the method of achieving such return.

Regulatory requirements may also be relevant for execution of share buyback programs.

Given ASML’s strong financial position and cash flow prospects, ASML intends to continue to return excess cash to shareholders through dividends and share buyback programs in accordance with our policy.

On 20 January 2016, ASML announced a new share buyback program, to be executed within the 2016-2017 timeframe. As part of this program, ASML intends to purchase shares up to EUR 1.5 billion, which includes an amount of approximately EUR 500 million remaining from the prior program, announced on 21 January 2015. ASML intends to cancel the shares upon repurchase. This buyback program started on 21 January 2016.

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2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

The share buyback program will be executed within the limitations of the authority granted by the AGM to the Board of Management on 22 April 2015 and of the authority proposed in agenda item 14 below, as well as in future general meetings of shareholders of ASML. The share buyback program may be suspended, modified or discontinued at any time. All transactions under the share buyback program will be published on ASML’s website (www.asml.com/investors) on a weekly basis.

14.	Proposals to authorize the Board of Management to acquire ordinary shares.

It is proposed to renew the authorization of the Board of Management to repurchase ordinary shares for a period of 18 months effective per 29 April 2016 up to and including 29 October 2017. Provided that the AGM grants this new authorization, the existing authorization to repurchase ordinary shares will cease to apply.

This agenda item consists of the following two voting items:

a.	Authorization to repurchase ordinary shares up to 10% of the issued share capital

In order to realize share buybacks, it is proposed to authorize the Board of Management for a period of 18 months from 29 April 2016, to acquire - subject to the approval of the Supervisory Board - ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (29 April 2016), for valuable consideration, on Euronext Amsterdam (“Euronext Amsterdam”) or the NASDAQ Stock Market LLC (“NASDAQ”), or otherwise, at a price between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market price of these ordinary shares on Euronext Amsterdam or NASDAQ; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on NASDAQ.

If this authorization is approved by the AGM, the existing authorization will cease to apply.

b.	Authorization to repurchase additional ordinary shares up to 10% of the issued share capital

In order to have further flexibility in the execution of a return of capital to the shareholders, it is proposed to authorize the Board of Management for a period of 18 months from 29 April 2016, to acquire - subject to the approval of the Supervisory Board - additional ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (29 April 2016), for valuable consideration, on Euronext Amsterdam or NASDAQ, or otherwise, on the same conditions as set out under a. and subject to the following additional conditions, that:

(i)	all ordinary shares acquired by the Company following the authorization under a. and not being held as treasury shares for the purpose of covering outstanding employee share and stock option plans, have been cancelled or will be cancelled, pursuant to agenda item 15; and

(ii)	the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10% of the issued share capital at the date of authorization (29 April 2016).

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2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASML HOLDING N.V.

If this authorization is approved by the AGM, the existing authorization will cease to apply.

These two authorizations allow ASML, in combination with the proposal under agenda item 15, to (i) acquire a maximum 10% of the issued share capital; (ii) cancel these shares; subsequently (iii) acquire once again a maximum of 10% of the issued share capital; and subsequently (iv) cancel these shares.

Provided that the AGM grants these authorizations, the Company may repurchase its issued ordinary shares at any time during this 18-month period. Repurchased ordinary shares will be cancelled on a regular basis, provided that the AGM resolves to cancel these ordinary shares (agenda item 15).

Any repurchase of shares is subject to the approval of the Supervisory Board.

15.	Proposal to cancel ordinary shares.

As outlined above, the number of ordinary shares ASML may at any time hold in its own capital may not exceed 10% of the issued share capital at the date of the authorization (29 April 2016). To enable ASML to repurchase more ordinary shares, the ordinary shares already acquired under the authorization of agenda item 14a will need to be cancelled first.

It is proposed to the AGM to cancel any or all ordinary shares in the share capital of the Company held or repurchased by the Company under the authorization referred to under agenda item 14, to the extent that such ordinary shares are not used to cover obligations under employee share and stock option plans. This cancellation may be executed in one or more tranches. The number of ordinary shares that will be cancelled (whether or not in a tranche) will be determined by the Board of Management, but may not exceed 20% of the issued share capital at 29 April 2016. Pursuant to the relevant statutory provisions, cancellation may not be effected until two months after the resolution to cancel is adopted and publicly announced (this will apply for each tranche).

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